Exhibit 1

                                  RELEVANT FACT

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB and Latibex: XGGB) informs that its subsidiary in North America, Gerdau AmeriSteel Corporation (TSX:GNA.TO), has announced the intention of accessing the capital markets by means of two financial operations as per the press release divulged today and reproduced below.


                         "GERDAU AMERISTEEL CORPORATION

                       ANNOUNCES $750 MILLION REFINANCING

TORONTO, ON, June 9, 2003 - Gerdau Ameristeel Corporation (TSX:GNA.TO) announced today that it intends to raise $400 million through a private offering of Senior Notes due 2011. Contemporaneously with the offering of Senior Notes, the company also intends to enter into a senior secured credit facility providing commitments of $350 million. Gerdau Ameristeel will use the net proceeds of the offering of Senior Notes and the initial draw-down under the senior secured credit facility to repay debt under its existing credit facilities. Once the company completes the refinancing, it plans to reorganize its subsidiaries to more efficiently integrate its operations and bring its U.S. operations within the same U.S. group. The Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption from registration requirements. The issuance will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in compliance with Regulation S under the Securities Act."

The complete text of the above mentioned press release issued by Gerdau AmeriSteel Corporation can be accessed through the company's website www.gerdauameristeel.com

                         Rio de Janeiro, June 9th, 2003.

                             OSVALDO BURGOS SCHIRMER
                          Executive Vice President and
                           Investor Relations Director